Exhibit 99.3

Cawley, Gillespie & Associates, Inc.

PETROLEUM CONSULTANTS

6500 RIVER PLACE BLVD, BLDG 3 SUITE 200 AUSTIN, TEXAS 78730 512-249-7000	306 WEST SEVENTH STREET, SUITE 302 FORT WORTH, TEXAS 76102 817- 336-2461 www.cgaus.com	1000 LOUISIANA STREET, SUITE 1900 HOUSTON, TEXAS 77002 713-651-9944

March 12, 2025

Mr. Jerome Silvey

EQV Resources, LLC

P.O. Box 721173

Oklahoma City, OK 73172

	Re:	Evaluation Summary – YE24 SEC Pricing
Pursuant to the Guidelines of the		EQV Resources, LLC Interests
Securities and Exchange Commission for		Various Oil & Gas Assets Texas
Reporting Corporate Reserves and		Proved Developed Reserves
Future Net Revenue		As of December 31, 2024

Mr. Silvey:

As requested by EQV Resources, LLC (“EQV”), we are submitting our estimates of proved developed reserves and forecasts of economics attributable to EQV ownership interests. We evaluated 100% of EQV reserves in various oil and gas assets located in Texas. This evaluation, effective December 31, 2024, was prepared using constant prices and costs, and conforms to Item 1202(a)(8) of Regulation S- K and other rules of the Securities and Exchange Commission (SEC). The results of this evaluation are presented in the accompanying tabulations, with a composite summary presented below:

		Proved	Proved	Proved
		Developed	Developed	Developed
		Producing	Shut-In	Total
Net Reserves
Oil	- Mbbl	867.0	0.0	867.0
Gas	- MMcf	42,002.2	0.0	42,002.2
NGL	- Mbbl	4,120.2	0.0	4,120.2
MBOE/6	- Mbbl	11,987.6	0.0	11,987.6
Net Revenue
Oil	- M$	64,292.8	0.0	64,292.8
Gas	- M$	57,868.4	0.0	57,868.4
NGL	- M$	74,638.1	0.0	74,638.1
Severance Taxes	- M$	10,890.2	0.0	10,890.2
Ad Valorem Taxes	- M$	4,879.5	0.0	4,879.5
Future Production Costs	- M$	82,063.0	0.0	82,063.0
Future Development Costs	- M$	0.0	0.0	0.0
Abandonment Costs	- M$	20,581.1	0.0	20,581.1
Net Operating Income	- M$	78,385.4	0.0	78,385.4
10% Disc. Cash Flow (Present Worth)	- M$	50,691.7	0.0	50,691.7

EQV Resources, LLC Interests

March 12, 2025

Future revenue was calculated prior to deducting state production taxes and ad valorem taxes; however, future net cash flow was calculated after deducting these taxes, future development costs, and future production costs, but before federal income taxes. Future net cash flow has been discounted at an annual rate of ten (10) percent, in accordance with SEC guidelines, to determine net present worth. Present worth indicates the time value of money and should not be construed as being fair market value.

The oil reserves include oil and condensate. Oil and natural gas liquid (“NGL”) volumes are expressed in barrels (42 U.S. gallons). Gas volumes are expressed in thousands of standard cubic feet (“MCF”) at contract temperature and pressure base. Barrels of oil equivalent (“BOE”) is expressed as oil and NGL volumes in barrels plus gas volumes in Mcf divided by six (6) to convert to barrels. Our estimates include proved developed reserves only. No undeveloped locations nor interest in acreage beyond the location of proven developed reserves have been estimated.

Presentation

This report consists of three (3) reserve category sections: Proved Developed (“PD”), Proved Developed Producing (“PDP”) and Proved Developed Shut-In (“PDSI”). Within each reserve category section are grand total Table I cash flow tables and Summary Plots. The Table I presents composite reserve estimates and economic forecasts for the particular reserve category. The Summary Plots present composite rate versus time history-forecast curves for the properties in Table I. Following the PDP and PDSI sections, Table II “oneline” summaries present estimates of ultimate recovery, gross and net reserves, ownership, revenue, expenses, investments, net income and discounted cash flow for the individual properties that make up the corresponding Table I.

For a more detailed explanation of the report layout, please refer to the Table of Contents following this letter. The data presented in the composite Tables I are explained in page 1 of the Appendix.

Hydrocarbon Pricing

The base SEC oil and gas prices calculated for year-end 2024 were $75.48/BBL and $2.130/MMBTU, respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The base oil price is based upon WTI- Cushing spot market prices during 2024 and the base gas price is based upon Henry Hub spot market prices during 2024.

Adjustments to oil and gas prices were provided by EQV and audited by us at a summary level. The differential calculations appear to be reasonable and appropriate for this evaluation and were accepted as furnished. Adjustments may include basis differentials, treating costs, transportation charges and/or crude quality and gravity corrections. Gas shrinkage factors were applied to each property against gross gas volumes to account for line losses and plant processing. NGL prices were applied to certain properties as provided at a percentage of WTI Cushing crude oil price. As provided by EQV, the liquids yield (NGL/Gas), residue gas BTU (heating value), and gas shrinkage were modeled using well-level historical averages.

After these adjustments, the net realized prices over the life of the proved properties was estimated to be $74.16 per BBL for oil, $1.378 MCF for gas and $18.12 per BBL for NGLs. All economic factors were held constant in accordance with SEC guidelines.

EQV Resources, LLC Interests

March 12, 2025

Economic Parameters and Taxes

Lease operating expenses (Future Production Costs) were provided by EQV and audited by us at a summary level. Our audit determined that the commercial parameters being applied were reasonable and appropriate, and therefore no changes were made to cost parameters. Fixed lease operating expenses costs are shown in the attached tables as Operating Expense (column 22). Variable expenses were applied to all wells to capture gas and/or liquids transportation costs plus water disposal costs, which can be seen in the attached tables as Other Deductions (column 27). Abandonment costs were applied to all properties and are shown in the attached tables as Investment (column 28). All expenses applied herein have been reviewed by CGA for accuracy and completeness and were applied as provided by the Company. Costs were not escalated in this report, in accordance with SEC guidelines.

Severance tax rates of 4.6%, 7.5% and 7.5% were applied to oil, gas and NGL revenue, respectively. Certain properties received severance tax breaks and were applied as provided. Ad valorem tax rates were forecast as provided at 2.48% of total revenue.

Reserves Estimation Methods

Reserves assigned to each producing well (PDP) were based on a combination of forecasting methods including decline curve analysis (DCA), regional type curve analysis, and analogy to offset production. Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to similar production, both of which are considered to provide a relatively high degree of accuracy. We evaluated 411 PDP properties for this report, most with monthly production updated through 7/31/2024 as provided by EQV. 425 PDSI properties were included in this report and modeled at zero value. The methods employed in estimating reserves are described in page 2 of the Appendix. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this report.

SEC Conformance and Regulations

The reserve classifications and the economic considerations used herein for the SEC pricing scenario conform to the criteria of the SEC as defined in pages three (3) and four (4) of the Appendix. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions which could affect the reserves and economics have not been considered. However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves.

General Discussion

The estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. Ownership information and economic factors such as liquid and gas prices, price differentials and expenses were furnished by EQV and reviewed by CGA for accuracy and completeness. To some extent information from public records has been used to check and/or supplement these data. The basic engineering and geological data were subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. All estimates represent our best judgment based on the data available at the time of preparation. Due to inherent uncertainties in future production rates, commodity prices and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

EQV Resources, LLC Interests

March 12, 2025

An on-site field inspection of the properties has not been performed. The mechanical operation or condition of the wells and their related facilities have not been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging and the salvage value of equipment at abandonment have been included as provided.

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 60 years. This evaluation was supervised by W. Todd Brooker, President at Cawley, Gillespie & Associates, Inc. and a State of Texas Licensed Professional Engineer (License #83462). We do not own an interest in the properties or EQV Resources, LLC and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work papers and related data are available for inspection and review by authorized, interested parties. This report, issued March 12, 2025, supersedes any prior CGA report issued for EQV Resources, LLC that utilized Year-End 2024 SEC pricing with an effective date of December 31, 2024.

Yours very truly,
/s/ W. Todd Brooker
W. Todd Brooker, P.E.
President
Cawley, Gillespie and Associates, Inc.
Texas Registered Engineering Firm F-693